Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: HS Spinco, Inc.

Commission File No.: 333-229026

The following is a presentation initially given by Direct Vet Marketing, Inc. (dba Vets First Choice) on January 7, 2019:

Benjamin Shaw Co-Founder and Chief Executive Officer January 8, 2019

All statements in the Presentation that do not directly and exclusively relate to historical facts constitute “forward looking statements.” Any such statements and projections reflect various estimates and assumptions by Direct Vet Marketing, Inc. (d/b/a Vets First Choice “we,” “us,” the “Company,” “Vets First Choice” or “VFC”) concerning anticipated results. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, including risks relating to the completion of the transaction, anticipating timing of the transaction, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties integrating our business and the animal health businesses of Henry Schein, Inc. (“Henry Schein”) which we refer to as the “Henry Schein Animal Health Business” or “HSAH” as well as the matters described in the “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and elsewhere in HS Spinco, Inc.’s (“Spinco” or “Covetrus”) filings with the U.S. Securities and Exchange Commission (“SEC”) including in the Registration Statement on Form S-4/S-1 (a copy of which can be found on SEC.gov). No representations or warranties are made by the Company, Henry Schein, Spinco or their respective affiliates as to the accuracy of any such statements or projections. Whether or not any such forward looking statements or projections are in fact achieved will depend upon future events some of which are not within the control of the Company. Accordingly, actual results may vary from the projected results and such variations may be material. These statements and projections speak only as of the date hereof and the estimates and assumptions that underlie them are based on matters as they exist as of the date of their preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date hereof, including changes in general economic or industry conditions, except as may be required by applicable law. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company. 2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

A registration statement on Form S-1/S-4 relating to this transaction has been filed with the SEC, but has not yet become effective. The number of shares to be offered and distribution ratios have not been determined. Investors and security holders are urged to carefully read the registration statement and preliminary prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement, preliminary prospectus and other relevant documents that are filed with the SEC, when available, can be obtained free of charge from the SEC's web site at www.sec.gov under HS Spinco, Inc. These documents, when available, can also be obtained free of charge from Henry Schein upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed offering will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION ADDITIONAL INFORMATION AND WHERE TO FIND IT

By the Numbers ~7,500 Practices on the Platform as of December 31, 2018 $149.3M Revenue for the Nine Months Ended September 30, 2018 +67% Y/Y Revenue Growth for the Nine Months Ended September 30, 2018 ~850 Employees as of December 31, 2018 2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION AN INNOVATOR IN TECHNOLOGY-ENABLED SERVICES FOR COMPANION AND EQUINE VETERINARY PRACTICES Our Vision To empower veterinarians with new insights to manage gaps in care What We Do Professionalized proactive prescription management and client communications to drive health and financial outcomes Differentiators PIMS-integrated, veterinarian-driven platform in a pay-for-performance model with a proven track record of improving medication and service compliance

$1-2M REVENUE 20-40% Product/Rx 60-80% services 3-4 vet FTEs Small business Challenging inventory management Changing client and manufacturer expectations Limited practice insights Uncoordinated workflow and client engagement Low medication compliance * United States statistics for a veterinary practice Average Veterinary Practice 2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION GROWING PRESSURE ON THE STATUS QUO * Company estimates

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION HELPING VETERINARIANS UNLEASH THEIR FULL POTENTIAL HOW WE DO IT An innovative platform leveraging advanced insights and analytics for managing gaps in care THE IMPACT A new best practice for improved compliance, better veterinary practice health BUSINESS MODEL Pay for performance

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION A COMPREHENSIVE PLATFORM THAT DRIVES OUTCOMES

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION NORMALIZING INFORMATION TO ENHANCE PRACTICE INSIGHTS Non-standardized veterinarian nomenclature creates significant challenges for insights Focus centered on the most strategic therapeutic categories Leverage extensive mapping capabilities to accelerate our insight potential Utilize these insights to drive practice engagement PREVENTATIVES NSAIDS GASTRO DERMATOLOGY Rx ALLERGY REMINDERS DIETS VACCINES SCHEDULES Dx Empowering Veterinarians with Technology-Driven Insights

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION IDENTIFYING THE SIGNIFICANT GAPS IN CARE Full/partial preventative compliance, on average, is below 30% In-practice performance meaningfully lower than online FULL 26% (774 patients) PARTIAL 57% (1,,668 patients) ZERO 17% (503patients) FULL 1% (33 patients) PARTIAL 14% (696 patients) ZERO 86% (4,387 patients) FULL 22% (638 patients) PARTIAL 46% (1,347 patients) ZERO 32% (942 patients) FULL 0% (15 patients) PARTIAL 12% (620 patients) ZERO 88% (4,499 patients) FULL 10% (807 patients) PARTIAL 29% (2,364 patients) ZERO 61% (4,890 patients) PARTIAL 24% (1,967 patients) ZERO 67% (5,441 patients) FULL 8% (653 patients) An actual ten veterinarian practice in the Midwest that has been on VFC platform since 2014; their compliance level was below 30% prior to the adoption of VFC Numbers may not add up due to rounding Unique canine patients with transactions in past 24 months. Retail revenue opportunity based on manufacturer recommended dosing and the practice mix of products. Patient had at least one online transaction for any product. Patient has ONLY purchased in-practice.

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION LEVERAGING INSIGHTS TO DRIVE PROACTIVE Rx MANAGEMENT VETERINARIAN INITIATED CLIENT INITIATED ISSUED NOT FILLED FIRST FILL REFILLED REFILLABLE NOT REFILLED EXPIRED REISSUED NOT REISSUED NEVER FILLED

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION OFFERING A FULL SUITE OF INTEGRATED Rx SERVICES Manufacturer relationships Chronic therapy management Quality accreditation Specialty Rx, diets and compounded medications Enables price, quality and assortment advantage Prescribing product pedigree and transaction processing Proactive prescription management integrated with practice management software workflow, online ordering and delivery enables an outsourced pharmacy service option for the veterinary practice. ONE INTEGRATED PLATFORM FOR VETERINARIANS AND THEIR CLIENTS

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION A VETERINARIAN-ALIGNED PLATFORM FROM THE GROUND-UP PIMS Integrated Targeted Engagement Focused User Experience The platform and client communications branded to the practice Targeted to their clients Real-time workflows analyze patient records and drive recommendations Manufacturer-supported promotional campaigns Integration streamlines practice workflow

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION CREATING ACTIVE RECOMMENDATIONS FOR THEIR CLIENTS Identify Need Create Rx Client Places Order VETERINARIAN INITIATED Script to Order

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION INTELLIGENT MESSAGING AND PROACTIVE RECOMMENDATIONS CLINIC VISIT REAL-TIME DATA NO Rx IN VISIT MACHINE-LEARNING NORMALIZAZTION NEEDS DRUG REAL-TIME COMPLIANCE ENGINE RECEIVES MESSAGE DIRECT PLATFORM INTEGRATION PREDICTIVE SCRIPTING REMINDER EMAIL SIMPLIFIED CHECKOUT

PERSONALIZED CAMPAIGN 2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION BETTER OUTCOMES FROM TARGETED MESSAGING PREDICTIVE MODEL PUPPY NON-USER WELLNESS SHORT-LAPSED RECENT VISIT NOT SCHEDULED ALLERGY DAILY CARE LONG-LAPSED COMING DUE OVERWEIGHT PRICE SENIOR LOYAL NEW UPCOMING VISIT AT RISK BREED Leverage relevant signals from PIMS Created in the voice of the vet Created on behalf of the vet Driving superior engagement, improved Rx compliance, and category growth with analytics

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION CONVENIENT ONE-CLICK CLIENT ORDERING PLATFORM CLIENT INITIATED Order to Script Rx Refill & Renewal Management Client Education & Promotions Appointment Management AutoShip Capabilities Easy and Convenient

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION EASY PROCESS TO APPROVE CLIENT-DRIVEN ORDERS Client Places Order Review Request Approve Rx

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION STRATEGIC RELATIONSHIPS WITH MANUFACTURERS Protects drug pedigree and chain of custody Enables manufacturer guarantees and rebates Complements and expands in-office SKU assortment Drives category growth as gaps in care are identified and narrowed Aligned with the veterinary channel Delivers AutoShip continuity programs and Brand Awareness campaigns

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION DRIVING IN-CLINIC SERVICES WITH PROACTIVE CARE 30 Days Before Needed Patient Seen For Exam Renew Rx Proactive prescription management can drive clients back into the practice Renewals of expiring medications often results in diagnostic activity inside the exam room before the next prescription can be written There is a positive correlation between proactive prescription management and an improvement in in-clinic services Appointment management serves as a natural complement

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION STRENGTHENING THE VETERINARY-CLIENT/PATIENT RELATIONSHIP ALTERNATE REVENUE STREAMS SINGLE VIEW OF THE CLIENT INSIGHT-DRIVEN MESSAGING PROACTIVE RX MANAGEMENT; ONLINE AND IN CLINIC REPUTATION MANAGEMENT; ENHANCED ENGAGEMENT VALUE-BASED MESSAGING; CARE-BASED STRATEGY PET HEALTH MAINTENANCE; INITIATE (OR CONTINUE) CARE CYCLES +6 WELLNESS MEDICATION CLIENT EXPERIENCE PROMOTIONAL

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION A GROWING NUMBER OF ENTERPRISE REPORTING CAPABILITIES Increased operational efficiency with automated data consolidation Improved decision-making with access to comprehensive reports and visualizations Visibility into performance at the practice and corporate enterprise levels with complete analysis tools Information security, reliable infrastructure

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION ENHANCING VETERINARY PRACTICE FINANCIAL HEALTH Increased revenue Recaptured lost clients Automated refills due to proactive engagement Embraced convenience of home delivery and AutoShip Lowered in-practice invoice resulted in higher spending on professional services TYPICAL RESULTS FROM PRACTICES ADOPTING THE PLATFORM: Veterinary practice customers have experienced growth in revenue and profits while improving working capital management and cash flow Examples of more than $0.5M in incremental sales following the adoption of the Vets First Choice prescription management platform Multiple and predictable same-store sales growth drivers REPRESENTATIVE CUMULATIVE INCREMENTAL REVENUE REPRESENTATIVE CUMULATIVE INCREMENTAL PROFIT

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION WE BELIEVE THE OPPORTUNITY IS JUST BEGINNING… We believe we are early in the life cycle of the market opportunity… Online vs. in-office use Adherence and compliance Global market … and we now have the opportunity to accelerate our mission and enhance our growth by deepening the integration between technology and supply chain via the merger with the Henry Schein Animal Health Business SIGNFICANT GROWTH IN ACTIVE THERAPIES UNDER MANAGEMENT ~980,000 as of December 31, 2018 ~62% Three-Year CAGR

On April 23, 2018, Henry Schein announced that it will spin the Henry Schein Animal Health Business, which will then merge with Vets First Choice in a Reverse Morris Trust transaction to create an innovative, independent publicly-traded company focused on the veterinary channel The Transaction is intended to be a tax-free spin-off to Henry Schein shareholders for U.S. tax purposes, followed by a merger with Vets First Choice Henry Schein is expected to receive a dividend of ~$1.1 billion on a tax free basis Additionally, in connection with the Transaction, earlier this year, Henry Schein acquired certain minority interests in its U.S. animal health business for approximately $365 million The Transactions are expected to close in the first quarter of 2019 The Transaction combines the complementary capabilities of the Henry Schein Animal Health Business and Vets First Choice, bringing together leading practice management software and supply chain businesses with a technology-enabled platform that leverages analytics and insights to drive clinical and financial outcomes for its veterinary practice customers The combination is expected to generate +$100M in revenue growth and operational synergies by the end of year three 2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION TRANSACTION SUMMARY

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION

INTRODUCING COVETRUS

A GLOBAL TECHNOLOGY-ENABLED ANIMAL HEALTH PLATFORM

~100,000 CUSTOMERS GLOBALLY
SALES IN +100 COUNTRIES

COMPLETE TECHNOLOGY STACK
INSIGHTS, SOFTWARE, PROACTIVE Rx, APPT. MGMT

~$4.0B
PRO FORMA 2018E REVENUE

SIGNIFICANT SUPPLY CHAIN INFRASTRUCTURE
GLOBAL SCALE AND LEADERSHIP

+5,000
TEAM MEMBERS

covetrus

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2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION THE PLATFORM FOR VETERINARY MEDICINE Leveraging technology, practice management software and insights to IDENTIFY & MANAGE GAPS IN CARE Proven ability to IMPACT PRACTICE CLINICAL & FINANCIAL OUTCOMES AND CREATE CATEGORY DEMAND Robust suite of multi-channel solutions of PROACTIVE Rx, INVENTORY MANAGEMENT, AND CLIENT COMMUNICATION TOOLS Strong foundation for REVENUE / EBITDA GROWTH & MARKET SHARE GAINS Expanding TAM and A GLOBAL FOOTPRINT

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION A GLOBAL FOOTPRINT IN THE VETERINARY MARKET South America Growing business in Brazil as the companion animal market in this region further develops Asia-Pacific More than 3,000 customers in Australia and New Zealand Emerging presence in China/Hong Kong Europe Leading veterinary pan-European supply chain Strong market positions in major European countries North America 90% of veterinary practices in the U.S. are customers More than 50% PIMS market share ~7,500 VFC Platform customers ~100K Customers, 1,200 Sales Representatives, Sales in +100 Countries

2019 J.P. MORGAN HEALTHCARE CONFERENCE PRESENTATION STRONG MANAGEMENT TEAM AND GOVERNANCE Covetrus Management Team Covetrus Board of Directors A diversified mix of experienced leaders, with an important continuity of leadership Experienced new executives infused into the Covetrus leadership team A wealth of industry and global expertise David Shaw, Chairman of the Board; Phil Laskawy Lead Independent Director Depth of global domain knowledge across multiple industries – animal health, technology and consumer Eight independent directors with a range of diversity and prior board experience Other Directors: Betsy Atkins, Deborah Ellinger, Sandra Helton, Mark Manoff, Edward McNamara, Steven Paladino, Ravi Sachdev, Benjamin Shaw and Benjamin Wolin * Henry Schein Animal Health and Vets First Choice will continue to operate as two independent, separate organizations prior to the closing of the transaction Benjamin Shaw, Chief Executive Officer Co-Founder and Chief Executive Officer of VFC, 2010-Present Francis X. Dirksmeier , SVP and President, North America President, HSAH, 2015-Present; General Manager and GM Global Asset Management and Hospital Operations Management, General Electric, 2008-2015 Michael Ellis, SVP and President, Europe President - Europe of HSAH, 2009-Present David Christopher Dollar, SVP and President, Software and Services Vice President and Chief Financial Officer, HSAH, 2016-Present President, Global Animal Health Practice Solutions at Henry Schein, 2015-Present Russell Cooke, SVP and Operational Chief Financial Officer Chief Operating Officer of the Rockport Company, 2015-17 Christine T. Komola , EVP and Chief Financial Officer Executive Vice President, Chief Financial Officer at Staples, 2012-2018 Chief Financial Officer Henry Schein Europe, 2012-14, and US, 2014-2016 David Hinton, SVP and President, APAC and Emerging Markets HSAH Vice President & Managing Director – ANZ, 2016-Present Georgina Wraight , SVP and President, Vets First Choice President and Chief Operating Officer, VFC, 2018-Present Chief Financial Officer, VFC, October 2018-present

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Additional Information and Where to Find It

A registration statement on Form S-1/S-4 relating to this transaction has been filed with the SEC, but has not yet become effective. The number of shares to be offered and distribution ratios have not been determined. Investors and security holders are urged to carefully read the registration statement and preliminary prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement, preliminary prospectus and other relevant documents that are filed with the SEC, when available, can be obtained free of charge from the SEC’s web site at www.sec.gov.

These documents, when available, can also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed offering will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, the parties provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements.

All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to

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successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in the registration statement on Form S-1/S-4 filed with the SEC, including those discussed under the heading “Risk Factors” in the registration statement. We undertake no duty and have no obligation to update any forward-looking statements contained herein.

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